Filed Pursuant to Rule 433
Registration No. 333-228471
May 31, 2019

The following information is a Summary of Material Modifications/Notice of Changes relating to certain investment options under the LNL Agents’ 401(k) Savings Plan (the “Plan”).  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

Investment Fund Changes:

Effective July 2, 2019, the following changes will take effect for the investment funds available under the Plan:

Removing:		New fund being added Assets and elections will be mapped to:
DODFX	Dodge & Cox International Stock Fund	00426P407	Acadian All-Country World ex-US Equity CIT Fund – Class A

NEW FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Acadian All-Country World ex-US Equity CIT Fund – Class A (00426P407)	0.58% *	$5.80 *	0.58% *	$5.80 *	-6.9% **	4.3% **	10.6% **	11/1/1998
REMOVED FUND Fund Name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Dodge & Cox International Stock Fund (DODFX)	0.63%***	$6.30	0.63%***	$6.30	-8.00%	0.85%	10.25%	5/1/2001
Average annual returns provided are representative of performance as of March 31, 2019.

* Acadian’s investment management fee for its All-Country World ex-US Equity Collective Investment Trust (“CIT”) Fund is 0.50%.  In addition, this CIT will be charged with certain operating expenses, including, but not limited to, custody fees, securities pricing fees, annual audit fees, tax filing fees, annual 5500 expenses, NSCC fees for CIT transactions via the NSCC system, website hosting and maintenance fees and manual trading fees.  The operating expenses are capped at 0.15%.

** These annualized returns are a composite of the Acadian All-Country World ex-US Equity CIT Fund’s performance since inception of the CIT on 11/1/1998; past performance does not guarantee future results.

*** 0.10% revenue is returned to participants invested in this Fund.

You do not need to take any action.  Any asset balances you have in, or contribution elections going to, the fund being removed will automatically map (or transfer) during the period described below to the new investment option, the Acadian All-Country World ex-US Equity CIT Fund – Class A.

If, however, you do not wish for an automatic mapping of these assets, please keep in mind that you can change your investment elections on your own at any time.  If you have assets in the fund being removed, you can transfer the balance of that fund to any available alternative funds available under the Plans by initiating a transfer prior to 4:00 p.m. ET on July 1, 2019.  In addition, you can make changes to your future contribution elections for the fund being removed.  Please log on to your account at LincolnFinancial.com or visit LincolnFinancial.com/RetirementInfoCenter for more information on the available fund options.  Of course, you could also wait until after the automatic mapping occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on July 2, 2019 (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will be processed after the fund change has been completed, which is anticipated to be that same day.  Your account, however, will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plans, please note that this same fund change will impact the non-qualified plans at the same time.

Macquarie SMID Cap Growth Trust (Ticker: DELASCG).  Effective as of June 1, 2019, the Macquarie SMID Cap Growth Trust will lower its fees from 0.80% to a maximum of 0.75% (0.70% for investment management fees and 0.05% maximum for operating fees).  As a result of this change, the fund name has been changed to “Macquarie SMID Cap Growth Trust Fee Class 75”.  There were no other changes to this fund.

Note:   This Summary of Material Modifications also supplements the more comprehensive 404(a) Annual Participant Fee Disclosure Notice (“404(a) Disclosure Notice”) you received regarding certain plan and investment-related information (see charts 1 and 3 of the 404(a) Disclosure Notice).  A copy of the most recent 404(a) Disclosure Notice is available on One (Important Notices/Annual Notices) or you can request a copy by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?

If you have any questions about these changes, or would like to change your investment and contribution elections under the Plan(s), contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. ET) or log on to your account at LincolnFinancial.com.  For more information about the Plans, please review the applicable Summary Plan Description (SPD).

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.